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Exhibit 4.6

BIOVAIL CORPORATION
AMENDED AND RESTATED EXECUTIVE EMPLOYMENT AGREEMENT

        THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the "Agreement") is made by and between Biovail Corporation on behalf of itself and its affiliates and/or subsidiaries (hereinafter the "Corporation") and Gilbert Godin (hereinafter the "Executive").

        WHEREAS, the Corporation and Executive previously entered into that certain employment agreement dated May 2, 2006 which was later amended on November 5, 2007 (the "Prior Agreement"); and

        WHEREAS, the parties now wish to amend the terms of the Prior Agreement to comply with the applicable requirements of section 409A of the Internal Revenue Code of 1986, as amended and the regulations promulgated thereunder (the "Code").

        NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE ONE — GENERAL DUTIES AND TERM

Scope of Employment/Duties

        1.01    The Corporation will employ the Executive as Executive Vice President/Chief Operating Officer during the Employment Term (defined below). The Executive will serve as an officer of the Corporation, and will report to the Corporation's Chief Executive Officer ("CEO"). During the Employment Term, the Executive will devote substantially all of the Executive's business efforts and time to the Corporation. The Executive agrees, during the Employment Term, not to actively engage in any other employment, occupation or consulting activity for any direct or indirect compensation without the prior approval of the CEO; provided, however, that the Executive may (a) serve on the boards of directors of other companies (subject to reasonable approval of the CEO) and boards of trade associations or charitable organizations; (b) engage in charitable activities and community affairs; and (c) manage the Executive's personal investments and affairs, as long as such activities do not violate Section 4.02 and do not materially interfere with the Executive's duties and responsibilities for the Corporation.

        1.02    The Corporation reserves the right to establish the employment relationship with the Executive directly with the Corporation or with any of its affiliates or subsidiaries, or to change such employment relationship over time, as it deems necessary or appropriate to comply with legal requirements or for ease of administration of employee benefits programs or other matters.

Term of Agreement

        1.03    The Corporation hereby agrees to employ the Executive and the Executive hereby accepts employment, in accordance with the terms and conditions of this Agreement, commencing on a date to be mutually agreed by the parties (the "Employment Commencement Date"). The period of the Executive's employment under this Agreement will be referred to as the "Employment Term." Subject to the Corporation's obligation to provide severance benefits and the parties' obligation to provide a Notice of Termination (as defined below), the Executive and the Corporation acknowledge that this employment relationship may be terminated at any time and for any or no cause or reason at the option of either the Executive or the Corporation.

ARTICLE TWO — TERMINATION AND RESIGNATION

Involuntary Termination By The Corporation Without Cause or Voluntary Termination By The Executive For Good Reason

        2.01    If the Executive incurs an involuntary termination from employment with the Corporation on account of a termination by the Corporation without Cause (defined below) or by the Executive for Good Reason (defined below), then, in addition to any benefits or compensation accrued, earned and due to the Executive but not yet paid as of the date that is designated by the Corporation or the Executive, as applicable, as the last day of the Executive's employment or term of office with the Corporation (the "Termination Date"), the Executive will be eligible for the severance payments and benefits as described in this Section 2.01; provided that

(i) the Executive continues to comply with the Restrictive Covenants (as defined below); and (ii) the Executive executes, and does not revoke, a written waiver and release of all claims, demands and causes of action against the Corporation and related parties in a form prescribed by the Corporation, as limited by Section 2.09 ("Release"):

          (a)   The Executive will be paid a lump sum severance payment within 60 days of the Executive's Termination Date, equal to one (1) times the Executive's base salary (calculated using the Executive's highest annual base salary in the three years prior to the Executive's Termination Date) plus one (1) times the Executive's target level of annual incentive compensation for the year prior to the year in which the Executive's Termination Date occurs;

          (b)   The Executive will be entitled to a pro-rated portion of the Executive's target level of annual incentive compensation under the Short Term Incentive Plan for the year in which the Executive's Termination Date occurs, based on the number of months (rounded to the next highest number for a partial month) of the calendar year elapsed prior to the Executive's Termination Date and calculated and paid in accordance with the terms of the Corporation's Short Term Incentive Plan;

          (c)   Until the earlier of (i) the end of the one (1) year period following the Executive's Termination Date, or (ii) the date, or dates, the Executive is eligible to receive benefits under the same type of plan of a subsequent employer (the "Benefit Period"), the Corporation will pay to the Executive a monthly payment on the first payroll date of each month equal to the COBRA cost of continued medial and dental coverage for the Executive and the Executive's covered dependents under the medical and dental plans of the Corporation pursuant to section 4980B of the Internal Revenue Code, less the amount that the Executive would be required to contribute for medical and dental coverage if the Executive were an active employee. These payments will commence on the Corporation's first payroll date after the Executive's Termination Date and will continue until the end of the Benefit Period (but not longer than the Benefit Period); and

          (d)   Notwithstanding the terms of any individual stock option grant, as of the date of the Executive's Termination Date, the Executive shall be entitled to the vesting of any stock options that would have vested during the one (1) year period following the Executive's Termination Date had the Executive remained an employee of the Corporation during that period.

Involuntary Termination By The Corporation For Cause Or Voluntary Resignation Without Good Reason

        2.02    If the Executive is involuntarily terminated by the Corporation for Cause or the Executive voluntarily resigns from employment without Good Reason, then the Executive will forfeit the Executive's right to receive any salary, Short Term Incentive Plan compensation, Equity Compensation Plan compensation or other compensation that has not been fully accrued at the time the Executive's employment terminates; provided, however, that the Executive will be entitled to receive any benefits or compensation accrued, earned and due to the Executive but not yet paid as of the Executive's Termination Date.

Death or Disability

        2.03    The Executive's employment will terminate automatically upon the Executive's death. The Corporation may terminate the Executive's employment if illness, disease, or physical or mental incapacity render the Executive generally incapable of performing the Executive's duties or unfit to advance or represent the Corporation on a daily basis for a period of twelve (12) consecutive months and within such twelve (12) months, the Executive fails to produce to the Corporation a medical opinion indicating a reasonable time for the return of the Executive to the full-time assumption of the Executive's past duties and responsibilities. Nothing herein is intended to circumvent or abridge the Corporation's short-term disability policy or long-term disability plan. In the event of termination pursuant to the terms of this Section 2.03, the Executive or the Executive's estate, as applicable, will be entitled to receive any salary, benefits or other amounts accrued, earned and due to the Executive but not yet paid as of the Executive's Termination Date.

Cause

        2.04    For purposes of this Agreement, Cause means:

          (a)   conviction of the Executive, or entering of a guilty plea or a plea of no contest by the Executive, with respect to, a felony, any crime involving fraud, larceny or embezzlement or any other crime involving moral turpitude which subjects, or if generally known, would subject, the Corporation or any of its affiliates to public ridicule or embarrassment;

          (b)   any act of fraud, misappropriation, dishonesty, embezzlement or similar conduct against the Corporation or any affiliates;

          (c)   a material breach by the Executive of the Executive's duties hereunder (other than as a result of incapacity due to physical or mental impairment) which is demonstrably willful and deliberate on the part of the Executive or which is committed in bad faith or without reasonable belief that such breach is in the best interests of the Corporation;

          (d)   a material breach by the Executive of the Executive's duties hereunder (other than as a result of incapacity due to physical or mental impairment), except as identified in Section 2.04(c) above, which breach is not remedied by the Executive within 30 days after receipt of written notice from the Corporation specifying such breach; or

          (e)   the Executive's failure to comply in any material way with any of the provisions of this Agreement.

Good Reason

        2.05    For purposes of this Agreement, a voluntary resignation by the Executive will be deemed to be a termination for Good Reason if:

          (a)   The Corporation makes: (i) any assignment to the Executive of any duties which are materially inconsistent with the Executive's position as Executive Vice President/Chief Operating Officer; or (ii) any material reduction in the Executive's authority, responsibilities or status;

          (b)   The Executive notifies the Corporation in writing of the Executive's belief that the Corporation has taken an action identified in Section 2.05(a) within thirty (30) days of the event at issue;

          (c)   The Corporation has not remedied the situation within thirty (30) days after receipt of written notice from the Executive; and

          (d)   The Executive provides a Notice of Termination within thirty (30) days after the Corporation's opportunity to remedy the situation has expired.

Change in Control

        2.06    The Corporation shall provide the payments and benefits described in section 2.06(a) below only if: (i) the Executive continues to comply with the Restrictive Covenants (as such term is defined below); and (b) the Executive executes, and does not revoke, a Release (as defined above).

          (a)   Upon a Change in Control (as defined below), the Corporation shall provide to the Executive, in addition to any benefits or compensation accrued, earned and due to the Executive but not yet paid as of the Change in Control, (a) a lump sum severance payment of two (2) times the Executive's base salary (calculated using the Executive's highest annual base salary in the three years prior to the Change in Control) plus two (2) times the Executive's target level of annual incentive compensation under the Short Term Incentive Plan for the year prior to the year in which the Change in Control occurs, payable within thirty (30) days of the Change in Control, and, (b) any unvested equity compensation awards held by the Executive shall automatically accelerate and become one hundred percent (100%) vested and, as applicable, exercisable, as of the Change in Control. In addition, the Executive shall be entitled to a full vesting of all options and RSUs (as defined below) due to be granted to the Executive during the twelve (12) months following the public announcement of the Change of Control transaction, which options and RSUs shall be deemed to have been priced at the same price as those in the immediately preceding year, provided, however, that in no event shall the exercise price for the foregoing options be less than the Market Price (as defined in the Equity Compensation Plan) of a share of the Corporation's common stock as of the date such stock options are granted. The vesting of these latter options and RSUs shall vest immediately upon the closing of the Change of Control transaction but shall be exercisable as to 33% on the closing of the Change in Control transaction, 33% on the first anniversary of the closing of the Change of Control transaction and the remainder on the second anniversary of the closing of the Change of Control transaction. Notwithstanding the staggered schedule for the exercise of the options and RSUs described in the immediately preceding sentence, in the event that the Executive's employment ceases prior to the second anniversary of the closing of the Change of Control transaction, all unexercised options and RSUs shall be immediately exercisable by the Executive upon the Executive's Termination Date. The surviving Corporation may decide in its sole discretion whether to continue the Executive's employment with the Corporation. In the event that the Executive is terminated by, or resigns from, the surviving corporate entity after the Change in Control transaction the Executive shall not be entitled to any further compensation. Notwithstanding the foregoing, to extent RSUs are subject to the requirements of section 409A of the Code, payment of such RSUs shall only be made if the Change in Control is also a "change in control event" for purposes of section 409A of the Code. Otherwise, such RSUs will paid in accordance with their terms.

          (b)   For the purpose of this Section 2.06, "Change in Control" means the happening of any of the following events:

            (1)   the completion of a transaction pursuant to which (A) the Corporation goes out of existence or (B) any person, or any Associate (as such terms defined in National Instrument 45-106 — Prospectus and Registration Exemptions, as amended from time to time, or such other successor rules, instruments or policies from time to time of Canadian provincial securities regulatory authorities which may govern trades of securities to employees, officers, directors or consultants ("N145-106")) or Related Entity (as such term is defined in N145-106) of such person (other than the Corporation, any trustee or other fiduciary holding securities under any employee benefit plan of the Corporation or a Related Entity, or any company owned, directly or indirectly, by the shareholders of the Corporation in substantially the same proportions as their ownership of common shares of the Corporation) hereafter acquires the direct or indirect "beneficial ownership" (as defined by the Canada Business Corporations Act) of securities of the Corporation representing 50% or more of the aggregate voting power of all of the Corporation's then issued and outstanding securities;

            (2)   the lease, exchange, license, sale or other similar disposition of all or substantially all of the Corporation's assets in one transaction or a series of related transactions to a person, or any Associate or Related Entity of such person (other than an Associate or Related Entity of the Corporation, any trustee or other fiduciary holding securities under any employee benefit plan of the Corporation or a Related Entity, or any company owned, directly or indirectly, by the shareholders of the Corporation in substantially the same proportions as their ownership of common shares of the Corporation);

            (3)   the dissolution or liquidation of the Corporation except in connection with the distribution of assets of the Corporation to one or more persons which were Related Entities prior to such event;

            (4)   during any period of 24 consecutive months beginning on or after the date of the Agreement, the persons who were members of the Board immediately before the beginning of such period (the "Incumbent Directors") cease (for any reason other than death) to constitute at least a majority of the Board or the board of directors of any successor to the Corporation, provided that any director who was not a director as of the date of the Agreement shall be deemed to be an Incumbent Director if such director is elected to the Board by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors either actually or by prior operation of the foregoing unless such election, recommendation or approval occurs as a result of an actual or threatened election contest or other actual or threatened solicitation of proxies or contests by or on behalf of a person other than a member of the Board; or

            (5)   a merger, amalgamation, arrangement or consolidation of the Corporation with any other corporation other than a merger, amalgamation, arrangement or consolidation that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Corporation or such surviving entity outstanding immediately after such merger, amalgamation, arrangement or consolidation; provided, however, that a merger, amalgamation, arrangement or consolidation effected to implement a recapitalization of the Corporation (or similar transaction) in which no person (other than those covered by the exceptions in (i) above) acquires more than 50% of the combined voting power of the Corporation's then outstanding securities shall not constitute a Change in Control.

          (c)   In the event any payments or benefits made to the Executive upon a Change of Control are deemed "excess parachute payments" within the meaning of Section 280G of the U.S. Internal Revenue Code, and the Executive is subject to excise tax under Section 4999 of the U.S. Internal Revenue Code (the "Excise Tax") with respect to such payments, the Executive shall receive, in addition to any other payments and benefits to which the Executive is entitled under the Agreement, an amount which, after imposition of any income, employment, excise or other taxes on such amount (including any income, employment, excise or other taxes paid on any amount due under this Section), equals the difference between the amount the Executive actually receives after payment of all taxes including all Excise Tax and the after-tax amount the Executive would receive if no Excise Tax were imposed on him. Any additional payment received under this Section 2.06(d) shall be called the Gross-Up Payment. Notwithstanding any provision of this Section 2.06(d) to the contrary, in accordance with the requirements of section 409A of the Code, any Gross-Up Payment payable hereunder shall be paid not later than the end of Executive's taxable year next following Executive's taxable year in which Executive or the Company, as the case may be, remits the taxes for which the Gross-Up Payment is being paid.

Notice of Termination

        2.07    Any termination of employment by the Corporation or by the Executive shall be communicated by notice of termination to the other party hereto given in accordance with Section 5.07 (a "Notice of Termination"). For purposes of this Agreement, Notice of Termination means a written notice which (a) identifies the specific termination provision in the Agreement relied upon, and (b) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision identified, and (c)(i) in the case of a termination by the Corporation, specifies the Executive's Termination Date which shall not be less than fifteen (15) nor more than sixty (60) days after the giving of such notice; or (ii) in the case of a termination by the Executive without Good Reason, shall not be less than ninety (90) days after the givign of such notice.

Payments After Termination of Employment

        2.08    Payments made by the Corporation to the Executive pursuant to this Agreement after the Executive's Termination Date will be made by registered mail to the last address provided for notices to the Executive pursuant to Section 5.07 of this Agreement.

Release

        2.09    The Release identified in Sections 2.01 and 2.06 will not require the Executive to release any right the Executive may have to indemnification as an officer, director or employee of the Corporation (or any affiliate thereof) pursuant to the articles of incorporation or bylaws (or other governing instruments) of the Corporation (or any affiliate thereof) or any vested benefits to which the Executive may be entitled under any employee benefit plan.

ARTICLE THREE — COMPENSATION

Base Salary

        3.01    As of the Employment Commencement Date, the Executive's annualized base salary will be $500,000.00, payable in accordance with the Corporations normal payroll practice for employees generally, and will be subject to annual review in accordance with the Corporation's normal review process for other similarly situated senior executives.

Incentive Compensation

        3.02    Annual Incentive Compensation. The Executive will be eligible to participate in the Corporation's annual incentive compensation plan as such plan may be amended from time to time (the "Short Term Incentive Plan") in accordance with the terms of the Short Term Incentive Plan. For the Executive's year of hire, the Executive's target will be fifty percent (50%) of the Executive's annualized base salary and the payment will be pro-rated in accordance with the terms of the Short Term Incentive Plan based on the Employment Commencement Date.

Equity Compensation

        3.03    Stock Option Eligibility.

          (a)   The Executive will be eligible to participate in the Corporation's 2007 Equity Compensation Plan, as such may be amended from time to time (the "Equity Compensation Plan"), in accordance with the terms of the Equity Compensation Plan, except as may be otherwise indicated in this Agreement. The Executive's annual target under the Equity Compensation Plan shall be 90,000 stock options and 7,500 Restricted Share Units ("RSUs"), or such equity compensation as is from time to time substantially equivalent to this target under the Equity Compensation Plan.

Employee Benefits

        3.04    During the Employment Term, the Executive will be eligible for employee benefit plans and programs that are offered to the Corporation's other senior executives in accordance with the terms of such plans as they may change from time to time. Nothing in this Agreement shall preclude the Corporation or any affiliate of the Corporation from terminating or amending any employee benefit plan or program from time to time after the Employment Commencement Date.

Expenses

        3.05    The Executive shall be reimbursed for reasonable out of pocket business expenses, including travel and entertainment expenses actually and properly incurred by the Executive in the course of performing the Executive's services hereunder, upon furnishing to the Corporation reasonable supporting statements and vouchers provided that where, in any financial year, the Corporation has provided to the Executive an approved budget, such expenses must not exceed the amount so budgeted without the prior written approval from the Corporation.

Vacation

        3.06    The Executive will be eligible for four (4) weeks of vacation annually to be taken in accordance with the terms of the Corporation's Vacation Policy, without regard to any lesser amount of vacation time set forth therein.

ARTICLE FOUR — EXECUTIVE'S OBLIGATIONS

Confidentiality

        4.01    The Executive agrees to be bound by the terms of the confidentiality agreement (the "Confidentiality Agreement") dated the date hereof, which Confidentiality Agreement has been read, understood and executed by the Executive and is attached hereto as Schedule A and which is incorporated by reference into this Agreement. In the event of a conflict between the terms of this Agreement and the terms of the Confidentiality Agreement, the terms of this Agreement shall govern.

Non-Competition

        4.02    The Executive acknowledges that the Corporation currently conducts Business activities in North America (the "Territory"). The Executive further acknowledges that, in the future, the Business activities are expected to substantially expand territorially. Accordingly, the Executive hereby agrees and covenants that the

Executive shall not during the term of this Agreement and for a period of eighteen (18) months following the Executive's Termination Date, directly or in any manner whatsoever, including without limitation, either individually, in partnership, jointly or in conjunction with any other individual, partnership, corporation, unincorporated organization, trust, joint venture, the Crown or any agency or instrumentality thereof of any juridical entity (a "Person"), in the Territory or in any other regions or countries where the Corporation may be carrying on its business objects at the relevant time:

          (a)   carry on be engaged in, take part in or be a party to any undertaking, directly or indirectly; or

          (b)   consult, advise, render services to lend money, guarantee the debts or obligations of or permit the use of the Executive's name or any part thereof by any Person who carries on a business;

which actively competes directly with the Corporation's business objects or, could be judged to be causing or potentially be causing through competitive acts, material harm to the Corporation.

For the purposes of this Section 4.02, as of the date of this Agreement, a Person shall be defined as Andrx Group, Elan Corporation, Ethypharm, Flamel Technologies, S.A., Forest Laboratories Inc., Pfizer Inc., King Pharmaceuticals, Inc., GlaxoSmithKline, Reliant Pharmaceuticals, Inc. and any of their affiliates and subsidiaries and, in addition, shall include any pharmaceutical entity with which the Corporation has a product(s) licensing agreement, any entity in which the Corporation has a minority equity interest and any entity with which the Corporation is at the time actively negotiating a commercial relationship.

During the continuance of the Executive's employment, the Executive shall not (other than solely as a holder of not more than three percent (3%) of the issued and outstanding voting shares of any public corporation or as a shareholder of the Corporation, without the written approval of the board of directors of the Corporation, directly or indirectly, either individually or in partnership or in conjunction with any Person or Persons, firm, association, syndicate, company or corporation as principal, agent, director, manager, servant, shareholder or in any other manner whatsoever,) carry on or be engaged in or be concerned with or interested in any business or vocation whatsoever which would be reasonably judged to be competitive to the Business or would impede the Executive in performing the Executive's duties as outlined herein.

Non-Solicitation and Hiring

        4.03    The Executive hereby covenants and agrees that the Executive shall not during the term of this Agreement and for a period of eighteen (18) months thereafter, either directly or indirectly, solicit or endeavour to solicit from the Corporation any of its employees, customers, or suppliers for the pharmaceutical compounds used by Biovail and shall not for a period of 18 months from the end of the term of this Agreement hire any of the foregoing on the Executive's own behalf or on behalf of any entity for which the Executive is hired or retained.

Injunctive Relief

        4.04    The Executive acknowledges and agrees that the agreements and covenants in this Article Four are essential to protect the business and good will of the Corporation and that a breach by the Executive of the covenants in Sections 4.01, 4.02 and 4.03 hereof could result in irreparable harm to the Corporation for which the Corporation could not be adequately compensated in damages and that, accordingly, the Corporation may have no adequate remedy at law if the Executive breaches such provisions. Consequently, if the Executive breaches any of such provisions, the Corporation shall have, in addition to and not in lieu of, any other rights and remedies available to it under any law or in equity, the right to obtain injunctive relief to restrain any breach or threatened breach thereof and to have such provisions specifically enforced by any court of competent jurisdiction.

Severability of Covenants in Full or in Part

        4.05    The parties acknowledge that the provisions of Article Four hereof (the "Restrictive Covenants") are reasonable and valid in geographic and temporal scope and in all other respects. If any court of competent jurisdiction determines that any of the Restrictive Covenants or any part thereof, is or are invalid or unenforceable, the Executive and the Corporation agree that the remainder of the Restrictive Covenants shall not be affected by the deemed invalid portions. If any court of competent jurisdiction determines that any of the Restrictive Covenants or any part thereof is unenforceable because of the duration or geographical scope of such provision, the parties hereto agree that such court shall have the power to reduce the duration or scope of such provision, as the case may be, and in its reduced form such provision shall then be enforceable.

Assignment of IP

        4.06    The Executive shall disclose to the Corporation any and all Intellectual Property (as defined in the Confidentiality Agreement) which the Executive may make solely, jointly, or in common with other employees during the term of the Executive's employment within the Corporation and which relates to the business. Any Intellectual Property coming within the scope of the Business made and/or developed by the Executive while in the employ of the Corporation, whether or not conceived or made during regular working hours, and whether or not the Executive is specifically instructed to make or develop same, shall be for the benefit of the Corporation and shall be regarded as work made in the course of employment for the purposes of the Copyright Act (Canada). The Executive shall assign, set over and transfer to the Corporation the Executive's entire right, title and interest in and to any and all of the Intellectual Property and to all letters patent and applications for letters patent which may be, or may have been filed and/or issued by or to him or on the Executive's behalf and the Executive agrees to execute and deliver to the Corporation any and all instruments necessary or desirable to accomplish the foregoing and, in addition, to do all lawful acts which may be necessary or desirable to assist the Corporation to obtain and enforce protection of the Intellectual Property. To the extent of any rights Executive may have with respect to the Intellectual Property which are not assignable, including but not limited to moral rights, the Executive hereby waives same. The Executive will execute and deliver to the Corporation or its successors and assigns., such other and further assignments, instruments and documents as the Corporation from time to time reasonably may request for the purpose of establishing, evidencing, and enforcing or defending its complete, exclusive, perpetual, and world-wide ownership of all rights, titles, and copyrights, in and to the Intellectual Property, and Executive constitutes and appoints the Corporation as agent and attorney-in-fact, with full power of substitution, to execute and deliver such assignments instruments, documents as Executive may fail to refuse to execute and deliver, this power and agency being coupled with an interest and being irrevocable.

Standards of Business Conduct

        4.07    The Executive acknowledges and agrees that the Executive has read and understood and agrees to be bound by the Corporation's Standards of Business Conduct, which is attached hereto as Schedule B. In the event of a conflict between the terms of this Agreement and the terms of the Standards of Business Conduct, the terms of this Agreement shall govern.

No Conflicting Obligations

        4.08    The Executive warrants to the Corporation that:

          (a)   the performance of the Executive's duties as an employee of the Corporation will not breach any agreement or other obligation to keep confidential the Confidential Information of any third-party; and

          (b)   the Executive is not bound by any agreement with or obligation to any third-party that conflicts with the Executive's obligations as an employee of the Corporation.

ARTICLE FIVE — INTERPRETATION AND ENFORCEMENT

Compliance with Section 409A of the Code

        5.01    This Agreement shall be interpreted to avoid any penalty sanctions under Internal Revenue Code section 409A of the Code. If any payment or benefit cannot be provided or made at the time specified herein without incurring sanctions under section 409A of the Code, then such benefit or payment shall be provided in full at the earliest time thereafter when such sanctions will not be imposed.

          (a)   Notwithstanding any provision of this Agreement to the contrary, if the Executive is a key employee of a publicly traded corporation under section 409A of the Code at the time of the Executive's separation from service and if payment: of any amount under this Agreement is required to be delayed for a period of six (6) months after separation from service pursuant to section 409A of the Code, payment of such amount shall be delayed as required by section 409A of the Code, and the accumulated postponed amount shall be paid in a lump sum payment within ten (10) days after the end of the six-month period. If the Executive dies during the postponement period prior to the payment of postponed amount, the amounts withheld on account of section 409A of the Code shall be paid to the personal representative of the Executive's estate within 60 days after the date of the Executive's death. A "key employee" shall mean an employee who, at any time during the twelve (12) month period ending on the identification date, is a "specified employee" under section 409A of the Code of the Internal Revenue Code, as determined by the Board. The determination of key employees, including the number and identity of persons considered key employees and the identification date, shall be made by the Board in accordance with the provisions of sections 416(i) and 409A and the regulations issued thereunder.

          (b)   For purposes of section 409A of the Code, the right to any series of installment payments under this Agreement shall be treated as a right to a series of separate payments. All reimbursements and in kind benefits provided wider this Agreement shall be made or provided in accordance with the requirements of section 409A of the Code, including, where applicable, the requirement that (i) any reimbursement shall be for expenses incurred during the Executive's lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement, or in kind benefits, provided during a calendar year may not affect the expenses eligible for reimbursement, or in kind benefits to be provided, in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred, and (iv) the right to reimbursement or in kind benefits is not subject to liquidation or exchange for another benefit.

Sections and Headings

        5.02    The parties further acknowledge that if any provision contained in this Agreement is determined to be invalid or unenforceable in whole or in part such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect.

        5.03    The division of this Agreement into Articles and Sections and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Agreement.

Number and Gender

        5.04    In this Agreement words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter genders and vice versa.

Entire Agreement

        5.05    This Agreement and all the Schedules hereto constitute the entire Agreement between the parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties with respect thereto. There are no representations, warranties, forms, conditions, undertakings or collateral Agreements, express, implied or statutory between the parties other than as expressly set forth in this Agreement.

Amendments and Waivers

        5.06    No amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both parties. The Corporation reserves the right to No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and unless otherwise provided in written waiver shall be limited to the specific breach waived.

Governing Law

        5.07    This Agreement shall be deemed to have been made in and shall be construed in accordance with the laws of the State of New Jersey and all legal proceedings contemplated in this Agreement shall be brought in, and be governed by, the laws of the State of New Jersey, without regard to principles of conflicts of law.

Notices

        5.08    Any demand, notice or other communication (hereinafter in this section 5.07 referred to as a "Communication") to be made or given in connection with this Agreement shall be made or given in writing and may be made or given by personal delivery or by registered mail addressed respectively to the recipients:

To the Executive:	Gilbert Godin 869 Goshen Road Newtown Square, PA 19073
To the Corporation:	700 Route 202/206 North Bridgewater, NJ 08807 Attn: Chief Executive Officer

or such other address or individual as may be designated by notice by either party to the other. Any communication made or given by personal delivery shall be conclusively deemed to have been given on the day of the actual delivery thereof and, if made or given by registered mail, on the third business day following the deposit thereof in the mail. If the party giving any Communication knows or ought reasonably to know of any difficulties with the postal system which might affect the delivery of the mail, any such Communication shall not be mailed but shall be made or given by personal delivery.

Benefit of Agreement

        5.09    This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, legal personal representatives, successors and assigns.

Assignment

        5.10    The Executive may not assign the Executive's rights or obligations under this Agreement without the prior written consent of the Corporation which consent may be unreasonably withheld. The Corporation may unilaterally assign this agreement to an affiliate without consent but on notice to the Executive.

Execution of Agreement

        5.11    The Executive acknowledges that the Executive has executed this Agreement freely; that the Executive has reviewed the Executive's Agreement thoroughly; that the Executive agrees with its contents; that the Executive has been given the opportunity to obtain the benefit of independent legal advice; and that the terms herein are reasonable for the fair protection of both the Executive and the Corporation.

[SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF the parties have executed this Agreement on the dates identified below.

BIOVAIL CORPORATION	EXECUTIVE
By: /s/ MARK DURHAM	/s/ GILBERT GODIN Gilbert Godin
Date: December 23, 2008	Date: December 23, 2008

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  Exhibit 4.6
BIOVAIL CORPORATION AMENDED AND RESTATED EXECUTIVE EMPLOYMENT AGREEMENT
ARTICLE ONE — GENERAL DUTIES AND TERM
ARTICLE TWO — TERMINATION AND RESIGNATION
ARTICLE THREE — COMPENSATION
ARTICLE FOUR — EXECUTIVE'S OBLIGATIONS
ARTICLE FIVE — INTERPRETATION AND ENFORCEMENT